UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Announcement of annual general meeting and special meeting of shareholders of class F shares and class B shares of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: March 18, 2013

Item 1

|   PRESS RELEASE |  1

SANTANDER MEXICO CALLS FOR A SHAREHOLDERS’ MEETING

Mexico City, March 15, 2013 – Grupo Financiero Santander México, S.A.B. de C.V. (NYSE: BSMX; BMV: SANMEX) (“Santander Mexico”) announced today that its shareholders’ annual special meeting for Series “F” and “B” as well as the general meeting will take place on Thursday April 18, 2013 and disclosed the agenda.

The following is the complete text of the invitation:

Dear Shareholders:

You are cordially invited to attend to the special meetings of shareholders of Grupo Financiero Santander México, S.A.B .de C.V. Shares classes "F" and "B", as well as to the Annual General Meeting of Shareholders convened for next April 18, 2013, at 9:00 am, 9:30 am and 10:00 am, respectively, which will be held in the Auditorium of the Company's offices located at Paseo de la Reforma Extension, number 500, Col. Lomas de Santa Fe, Álvaro Obregón, CP 01219, in Mexico City, DF

The details of the Agenda to be discussed are the following:

A)
In the Special Meetings of shareholders of Grupo Financiero Santander México, S.A.B .de C.V. Shares classes "F" and "B”, all holders of shares classes are requested to vote in relation to the next item of the Agenda:

I

Resignation, appointment and re-election, as applicable, of share class “F” members of the Board of Directors.

It will be proposed the resignation, appointment and reelection, as applicable of the members of the board of directors

I

Appointment and re-election, as applicable, of share class “B” members of the Board of Directors.

It will be proposed the reelection, as applicable of the share class “B” members of the board of directors

B)	At the Annual General Meeting, it will be requested to all holders of the Shares Classes are requested to vote in relation to the next item of the Agenda:

I

Examination and approval of the Board of Directors report corresponding to the 2012 fiscal year of the Company, including: (i) the financial statements under the criteria of the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) and Financial Reporting Standards (IFRS), and (ii) the independent auditor report.

GRUPO FINANCIERO SANTANDER MÉXICO

|   PRESS RELEASE |  2

Report of the Board of Directors, regarding the operations and activities of the Company and the financial entities which form part of the Group for the fiscal year ended on December 31 2012, as well as main projects in 2013.

Submit for approval the consolidated financial statements of the Company for the fiscal year ended on December 31, 2012, which have been previously communicated to the shareholders, which contain among other documents, the Balance Sheet, the Income Statement and related notes.

Inform and submit for approval of the report regarding the financial statements of the Company, its financial situation and results of operations.

II

Proposal and, if applicable, approval of the application of the Company´s results for the year.

Submit for approval the application of the Company´s results that are reflected in the financial statements of the Company at December 31, 2012.

III

Report on compliance with the tax obligations of the Company for the 2011 fiscal year.

In compliance with fraction XX of article 86 of the Law on Income Tax (Ley del Impuesto Sobre la Renta) will inform the report on the fulfillment of tax obligations requested by the Tax Administration Service (Secretaría de Hacienda y Crédito Público)

IV

Proposal and, if applicable, approval for the payment of a cash dividend to shareholders of the Company

It will be submitted for approval the payment of a dividend to the Company´s shareholders in accordance with policies approved by the Board of Directors of the Company.

V

Report of the Executive Chairman and Chief Executive Officer of the progress of the Company during the 2012 fiscal year.

Inform to the shareholders the report regarding the progress of the Company for the 2012 fiscal year.

VI

Opinion of the Board of Directors regarding the content of the report submitted by the Executive Chairman and Chief Executive Officer.

Opinion of the Board of Directors regarding the report of the Company for the fiscal year ended December 31, 2012.

GRUPO FINANCIERO SANTANDER MÉXICO

|   PRESS RELEASE |  3

VII

Report of the Board of Directors on major policies and accounting criteria and information.

Shareholders will be informed regarding the main policies, accounting and information criteria.

VIII

Report of the Board of Directors regarding the activities of the Audit Committee and Corporate Practices Committee during the 2012 fiscal year.

Communicate to the shareholders the Annual Activity Report of the Audit Committee and Corporate Practices Committee of the Company, in connection to the activities carried out during the year 2012.

IX

Report of operations and activities in which the Company has participated

Inform the relevant operations in which the company has participated.

X

Appointment and re-election, as applicable, of Shares classes "B” and “F” members and alternate members of the Board of Directors and approval of the structure of board members remuneration.

It will be submitted for approval the modification of the composition of the Board of Directors, as well as the remunerations to be paid to the Directors and alternate members of the Board of Directors.

XI

Appointment and re-election, as applicable, of the Presidents of the Audit Committee and Corporate Practices, Nomination and Compensation Committee.

It will be submitted for approval the appointment of D. Fernando Ruíz Sahagún as President of the Audit Committee, as well as the appointment of as President of the Corporate Practices, Nomination and Compensation Committee, and ratification of all acts and diligences made in the exercise of their functions.

XII

Appointment of delegates in order to enact the resolutions adopted at the Meeting and, if applicable, to formalize such resolutions

Submit for approval the nomination of persons to make all necessary procedures and formalities with the relevant authorities.

GRUPO FINANCIERO SANTANDER MÉXICO

|   PRESS RELEASE |  4

It is reported that the calls to the Special Meeting of shares classes “B" and the Annual General Meeting of Shareholders, have been published by the mainstream media. They have also been published through electronic networks on page of Mexican Stock Exchange, S.A B. de CV (Bolsa Mexicana de Valores, S.A.B. de C.V.) and National Banking Commission and Securities (the Comisión Nacional Bancaria y de Valores).

It is important that all holders of the Shares classes of Grupo Financiero Santander, S.A.B. de C.V., that consider to attend or be represented at the Meetings convened, follow the procedure set out in the calls published.

It also recommends that in advance: i) collect the certificate issued by the Central Securities depository for the Mexican securities market (S.D. Indeval Institution to the Depósito de Valores, S.A. de C.V.) and, ii) obtain and complete the form (proxy and / or voting power) that will be available at the offices of the Council Secretariat in the days and times indicated in the notice, and delivered to the mentioned office.

Holders of shares of the Grupo Financiero Santander by listing on the stock exchanges in Mexico and New York, may vote and be represented in the Assembly convened, through the "Custodian" on the instructions and procedures, under the Contract held by the Company with financial intermediaries.

Mexico, DF, April 2013

__________________________________

Lic Alfredo Acevedo Rivas.

Secretary of the Board of Directors

About Grupo Financiero Santander México

Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2012, Santander Mexico had total assets of Ps.750.3 billion under Mexican GAAP and more than 10.0 million customers. Headquartered in Mexico City, the Company operates 1,170 branches nationwide and has a total of 13,385 employees.

Investor Relations Contact

Gerardo Freire Alvarado
+ 52 (55) 5269 1827
investor@santander.com.mx

/div>